FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2002.
Total number of pages: 21.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number		Page Number
1.	[(English Translation) The 99th Semi-annual Information 2002.4.1-2002.9.30]	4

Note

On December 13, 2002, Nomura Holdings, Inc. (the “Company”) filed a Report of Foreign Private Issuer on Form 6-K with the Securities Exchange Commission regarding English translation of the 99th Semi-annual Information 2002.4.1-2002.9.30, the Japanese originals of which were distributed to the Company’s shareholders on the same day. The Company is filing this Form 6-K/A in order to amend the Form 6-K to include English translation of the Company’s unconsolidated balance sheet information and unconsolidated income statement information. This Report on Form 6-K/A replaces in its entirety the Report on Form 6-K filed on December 13, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2002

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI

Masanori Itatani
Director

2002.9
To Our Shareholders

The 99th
Semi-annual Information
2002.4.1~2002.9.30

NOMURA HOLDINGS, INC.

To Our Shareholders

It gives me great pleasure to present the 99th Semi-annual Operating Results of Nomura Holdings, Inc.

During the period we continued to face harsh business conditions, including stagnation of the Japanese economy and a downturn in global equity markets. Based on accounting principles generally accepted in the United States (US GAAP), consolidated net revenue was 283.4 billion yen, consolidated income before income taxes stood at 40.6 billion yen and consolidated net income was 131.1 billion yen. As a result, ROE was 9.1%.

The circumstances surrounding Japan at present involve various domestic and overseas issues, such as worsening deflation, the prolonged issue of non-performing loans and an increasingly tense world political climate. As a result, investors continue to face particularly challenging times with the Japanese stock market dropping to new post-bubble lows and short-term interest rates hovering close to zero. Despite this, however, individual financial assets are reacting sensitively as investors seek more effective means of investment. This is evident from growing demand for foreign currency bonds and the continuous net flow of assets into variable annuity insurance products and equity-type investment trusts. Furthermore, the stream of corporate reforms aimed at enhancing shareholder value is gathering pace, as evidenced by promotion of drastic restructuring in the corporate sector, progress in unwinding cross-shareholdings, and greater volumes of share buy-backs and increased M&A activity.

Given such circumstances, Nomura, which identifies its core businesses as the securities and other closely related businesses, aims to provide capital market-based solutions to the asset management, financing and management efficiency needs of its customers. Nomura seeks to further strengthen its domestic operations and build a system for delivering globally competitive services to enhance its international competitiveness.

As always, Nomura Group looks forward to your continued support

Management Policy

Nomura Holdings, Inc. (the “Company”) holds shares of domestic and overseas companies which are engaging in securities business and other closely related business, and control and manage business activities of those companies. The Company and its subsidiaries in Japan and overseas such as Nomura Securities Co., Ltd., under the integrated strategy as a “Nomura Group”, shall make our efforts to maximize shareholder value with sustainable profits acquired in exchange for our highly value added financial services to the customers.

Basic Strategy of Nomura Group

Nomura Group’s vision is to establish its status firmly as a globally competitive Japanese financial institution. In seeking to realize our vision, we promote our “Japan focused globalization”, that is, strengthen our base in domestic securities businesses, which are expected to grow rapidly and gain its importance, and to enhance our global business execution system by utilizing our domestic base.

In regard to benchmark for management, we set a consolidated return on shareholders’ equity (ROE) target of 10-15% in average over the medium- to long-term in order to increase shareholders’ equity.

Structure of Business Operations

For executing our business strategy, we focus on business lines, which are linked globally, rather than individual legal entities. Our business lines are comprised of Domestic Retail, Global Wholesale and Asset Management. Global Wholesale consists of four business units as Fixed Income, Equity, Investment Banking and Merchant Banking.

For the most part, the way of running for Nomura Group’s business is decided by the Strategic Management Committee at the Company. The Strategic Management Committee allocates management resources within the Nomura Group in an efficient and flexible manner upon close examination of the business plans of each business line. Head of each business line operates business activities within the scope of business plans approved and resources given by the Strategic Management Committee. The Committee monitors the operating results of each business line fully using performance evaluation indicators such as Nomura Value Added (NVA), calculated by subtracting capital cost from profit after tax.

Business Portfolio

Strategy for Each Business Line

For pursuing our vision that is to survive as globally competitive Japanese financial institution, as stated earlier, we intend to establish more stable business portfolio against market environment.

An expanding growth model is a basic strategy for Domestic Retail. Domestic Retail aims to expand outstanding balance of custody assets from our customers by providing a services focused on the most important value for each customer, with expanding variety of products and enhancing infrastructure for both face-to-face and non face-to-face sales activities.

Global Wholesale shall aggressively promote problem-solution type business through capital markets such as securitization, M&A advisory, real estate investment banking, and merchant banking, in addition to our traditional trading and underwriting businesses, while whole Japanese economy is involved in its restructuring and recovery activities.

Asset Management is promoting some activities including a project for enhancing investment management abilities while environment surrounding asset management is dramatically changing. We shall strengthen our asset management business with the entire Nomura Group’s support and consider establishing this business as one of the Nomura Group’s stable profit centers.

Enhancement of Corporate Governance

Nomura Group manages its operation with a focus on shareholders’ value and is dealt with an enhancement of its corporate governance and securing transparency of its management.

In regards to our management system, two of directors among the Company’s eleven directors are outside directors. Also, we have established the Advisory Board, made up of business managers from prestigious and globally operating Japanese corporations as a consultative body for the Strategic Management Committee, and have established the structure which enables the management of the business from multi-factored perspectives.

In addition, we established the Executive Compensation Committee to discuss compensation for the directors of Nomura Group. The members of the committee are composed of the President and two outside directors with the aim of drawing on outside perspectives.

Furthermore, we set up the Audit Committee as senior organization of Internal Audit Committee to promote fairness of behavior across the Nomura Group and enhance internal audit functioning. An outside director participates in this committee.

Management Structure of the Company

Overview of Nomura Group (as of October 1, 2002)

Nomura Group is a financial service group comprised of Nomura Holdings, Inc. as its holding company and its consolidated subsidiaries in Japan and overseas such as Nomura Securities Co., Ltd. and Nomura Asset Management Co., Ltd.

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the six months ended September 2001 and 2002 and for the year ended March 31, 2002.

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2001	September 30, 2002	March 31, 2002
Non-interest revenue	¥462,040	¥223,340	¥1,324,858
Net interest revenue	(1,200)	60,075	(3,507)

Net revenue	460,840	283,415	1,321,351
Non-interest expenses	582,908	242,778	1,148,379

Income (loss) before income taxes	(122,068)	40,637	172,972
Income tax expense (benefit)	(44,217)	19,366	4,926
Cumulative effect of accounting change[1]	—	109,799	—

Net income (loss)	(¥77,851)	¥131,070	¥168,046

Annualized return on equity (ROE)	(11.1%)	9.1%	11.1%

(Note 1)	Cumulative effect of accounting change represents writing off the remaining unamortized negative goodwill associated with the acquisition of Nomura Asset Management Co., Ltd.

Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported a net revenue of ¥283 billion for the six months ended September 30, 2002, a decrease of 39% from the six months ended September 30, 2001. Non-interest expenses were ¥243 billion for the six months ended September 30, 2002, a decrease of 58% from the same period in the prior year.

The decline in net revenues and non-interest related expenses is due to the fact that the results of operation for the six months ended September, 2001 include the consolidated results of Principal Finance Group (“PFG”) entities, which were contributed to a limited partnership on March 27, 2002 in exchange for a limited partnership interest and, accordingly are not consolidated with our results of operation for the six months ended September 30, 2002. PFG accounted for ¥ 221 billion of net revenues and ¥243 billion of non-interest related expenses for the six months ended September 30, 2001.

Income before income taxes and net income were ¥41 billion and ¥131 billion for the six months ended September 30, 2002, respectively. This compares to a loss before income taxes and a net loss of ¥122 billion and ¥78 billion, respectively for the same period in the prior year.

Total assets were approximately ¥19.0 trillion at September 30, 2002, an increase of approximately ¥1.2 trillion from March 31, 2002 and total shareholders’ equity increased by ¥128 billion from March 31, 2002 to approximately ¥1.7 trillion at September 30, 2002. Nomura’s return on equity was 9.1% for the six months ended September 30, 2002 on an annualized basis.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2001	September 30, 2002	March 31, 2002
Non-interest revenue	¥111,760	¥122,573	¥226,156
Net interest revenue	1,543	1,204	2,949

Net revenue	113,303	123,777	229,105
Non-interest expenses	107,211	108,429	208,621

Income before income taxes	¥6,092	¥15,348	¥20,484

Net revenue increased by 9% from the six months ended September 30, 2001 to ¥123,777 million for the six months ended September 30, 2002, mainly due to an increase in selling commissions from medium term notes and foreign currency bonds resulting from personalized investment consultation services we provide. Non-interest expenses increased by 1% from the six months ended September 30, 2001 to ¥108,429 million for the six months ended September 2002. As a result, Income before income taxes increased by 152% from the six months ended September 30, 2001 to ¥15,348 million for the six months ended September 30, 2002.

Operating Results of Global Wholesale

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2001	September 30, 2002	March 31, 2002
Non-interest revenue	¥128,329	¥97,645	¥385,430
Net interest revenue	15,550	47,510	54,505

Net revenue	143,879	145,155	439,935
Non-interest expenses	96,978	99,707	248,657

Income before income taxes	¥46,901	¥45,448	¥191,278

Net revenue increased by 1% from the six months ended September 30, 2001 to ¥145,155 million for the six months ended September 30, 2002, because Global Wholesale has made an effort to diversify its business portfolio under the adverse business circumstances and Fixed Income increased net gain on trading. However, Non-interest expenses increased by 3% from the six months ended September 30, 2001 to ¥99,707 for the six moths ended September 2002. As a result, Income before income taxes decreased by 3% from the six months ended September 30, 2001 to ¥45,448 million for the six months ended September 30, 2002.

Fixed Income

Net revenue increased by 74% from the six months ended September 30, 2001 to ¥76,363 million for the six months ended September 30, 2002, mainly due to an increase in net gain on bond trading relating to medium term notes and foreign currency bonds. Non-interest expenses increased by 9% from the six months ended September 30, 2001 to ¥35,278 million for the six moths ended September 30, 2002. As a result, Income before income taxes increased by 252% from ¥11,684 million for the six months ended September 30, 2001 to ¥41,085 million for the six months ended September 30, 2002.

Equity

Net revenue decreased by 33% from the six months ended September 30, 2001 to ¥42,770 million for the six months ended September 30, 2002, mainly due to an decrease in net gain on equity trading resulting from the depressed global equity markets. Non-interest expenses increased by 3% from the six months ended September 30, 2001 to ¥32,670 million for the six months ended September 30, 2002. Income before income taxes decreased by 68% from ¥31,990 million for the six months ended September 30, 2001 to ¥10,100 million for the six months ended September 30, 2002.

Investment banking and Merchant banking

Net revenue decreased by 28% from the six months ended September 30, 2001 to ¥26,022 million for the six months ended September 30, 2002. Non-interest expenses decreased by 3% from the six months ended September 30, 2001 to ¥31,759 million for the six months ended September 30, 2002. As a result, Income before income taxes was ¥3,227 million for the six months ended September 30, 2001 and Loss before income taxes was ¥5,737 million for the six months ended September 30, 2002.

Net revenue for Investment banking activities decreased by 22% from the six months ended September 30, 2001 to ¥33,283 million for the six months ended September 30, 2002, mainly due to an stagnant IPO and PO volume in capital markets. Non-interest expenses for Investment banking activities decreased by 6% from the six months ended September 30, 2001 to ¥27,487 million for the six months ended September 30, 2002. As a result, Income before income taxes for Investment banking activities decreased by 56% from the six months ended September 30, 2001 to ¥5,796 million for the six months ended September 30, 2002.

Net revenue for Merchant banking activities changed by 15% from the six months ended September 30, 2001 to (¥7,261) million for the six months ended September 30, 2002, mainly due to an increase in loss on private equity investments due to sluggish global equity markets. Non-interest expenses for Merchant banking activities increased by 15% from the six months ended September 30, 2001 to ¥4,272 million for the six months ended September 30, 2002. As a result, loss before income taxes for Merchant banking activities increased by 15% from the six months ended September 30, 2001 to ¥11,533 million for the six months ended September 30, 2002.

Operating Results of Asset Management

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2001	September 30, 2002	March 31, 2002
Non-interest revenue	¥23,180	¥20,138	¥46,840
Net interest revenue	603	(32)	367

Net revenue	23,783	20,106	47,207
Non-interest expenses	16,715	17,677	37,031

Income before income taxes	¥7,068	¥2,429	¥10,176

Net revenue decreased by 15% from the six months ended September 30, 2001 to ¥20,106 million for the six months ended September 30, 2002, due to a decrease in asset management fees associated with a decrease in the outstanding balance of bond investment trusts caused mainly by the redemption of Medium-term Japanese Government Bond Fund. Non-interest expenses increased by 6% from the six months ended September 30, 2001 to ¥17,677 million for the six months ended September 30, 2002, mainly due to an increase in expenses for pension-related businesses. As a result, Income before income taxes decreased by 66% from the six months ended September 30, 2001 to ¥2,429 million for the six months ended September 30, 2002.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Loss before income taxes in Other decreased from ¥120,777 million for the six months ended September 30, 2001 to ¥1,587 million for the six months ended September 30, 2002. The main reason for the decrease was that impairment loss on investment in an affiliated company was ¥92,441 million for the six month ended September 30, 2001. Please refer to Note 7 to the consolidated financial information for a reconciliation of segment results to income statement information.

We introduced certain methodologies to allocate Headquarter’s expenses to our three business segments effective April 1, 2002. We created global Headquarters accounts and allocate its expenses to business segments according to benefits received by each business segment. The improvement was made to better allocate the expenses based on benefits received by each segment, and it also included allocation of headquarter’s expenses which previously were not allocated to segments. Had we not applied the current allocation methodologies for the six months ended September 30, 2002, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥19,388 million, ¥49,905 million and ¥2,768 million, respectively.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)

	Millions of yen
	September 30, 2001	March 31, 2002	September 30, 2002
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥418,236	¥356,635	¥159,694
Time deposits	169,051	381,038	416,930
Deposits with stock exchanges and other segregated cash	112,694	38,061	37,717

	699,981	775,734	614,341

Loans and receivables:
Loans receivable from customers	270,020	221,455	234,006
Loans receivable from other than customers	272,860	451,662	275,685
Receivables from customers	117,062	21,191	173,539
Receivables from other than customers	591,181	370,116	273,977
Receivables under resale agreements and securities borrowed transactions	4,540,122	6,680,001	6,916,802
Securities pledged as collateral	3,575,948	2,964,276	3,667,215
Allowance for doubtful accounts	(14,299)	(18,410)	(18,812)

	9,352,894	10,690,291	11,522,412

Trading assets and private equity investments:
Securities inventory	3,980,006	4,302,217	4,794,443
Derivative contracts	286,135	293,266	417,724
Private equity investments	—	281,774	270,679

	4,266,141	4,877,257	5,482,846

Other:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥208,026 million at September 30, 2001, ¥221,113 million at March 31, 2002, and ¥176,274 million at September 30, 2002, respectively)	161,064	170,762	181,359
PFG entities land, buildings, equipment and furniture and fixtures (net of accumulated depreciation and amortization of ¥88,360 million at September 30, 2001)	810,385	—	—
Lease deposits	83,224	74,591	77,842
Non-trading debt securities	320,846	426,400	402,479
Investments in equity securities	223,195	192,377	170,690
Investments in and advances to affiliated companies	258,355	257,089	263,892
Deferred tax assets	83,827	132,808	112,682
Other assets	423,562	160,964	135,073

	2,364,458	1,414,991	1,344,017

Total assets	¥16,683,474	¥17,758,273	¥18,963,616

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)

	Millions of Yen
	September 30, 2001	March 31, 2002	September 30, 2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥256,995	¥729,907	¥263,265
Payables to other than customers	510,486	182,760	193,430
Payables under repurchase agreements and securities loaned transactions	7,589,669	8,245,492	9,728,958
Short-term borrowings	1,550,331	1,689,504	1,813,442
Time and other deposits	292,233	338,925	196,611

	10,199,714	11,186,588	12,195,706

Trading liabilities:
Securities sold but not yet purchased	1,829,613	2,387,847	2,538,738
Derivative contracts	380,048	305,899	360,001

	2,209,661	2,693,746	2,898,739

Other liabilities:
Accrued income taxes	28,731	50,920	19,024
Accrued pension and severance costs	43,623	56,109	57,083
Other	439,977	411,127	236,213

	512,331	518,156	312,320

Long-term borrowings	1,478,472	1,754,854	1,824,230

Non-recourse PFG entities loans and bonds	923,131	—	—

Total liabilities	15,323,309	16,153,344	17,230,995

Commitments and contingencies (See note 6)
Shareholders’ equity:
Common Stock Issued - 1,962,980,444 shares 1,965,919,860 shares, and 1,965,919,860 shares at September 30, 2001, March 31, 2002, and September 30, 2002, respectively	182,800	182,800	182,800

Additional paid-in capital	146,136	150,979	151,066

Retained earnings	1,099,808	1,316,221	1,447,291

Accumulated other comprehensive income	(18,426)	(24,972)	(23,900)
Minimum pension liability adjustment	(50,138)	(19,685)	(23,766)

Cumulative translation adjustments	(68,564)	(44,657)	(47,666)

	1,360,180	1,605,343	1,733,491

Less-Common stock held in treasury, at cost - 7,525 shares, 246,075 shares, 510,599 shares at September 30, 2001, March 31, 2002 and September 30, 2002, respectively	(15)	(414)	(870)

Total shareholders’ equity	1,360,165	1,604,929	1,732,621

Total liabilities and shareholders’ equity	¥16,683,474	¥17,758,273	¥18,963,616

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION
(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2001 (A)	September 30, 2002 (B)	(B) vs. (A)	March 31, 2002
Revenue:
Commissions	¥70,568	¥80,776	14.5%	¥140,001
Fees from investment banking	37,029	33,913	(8.4)	75,255
Assets management and portfolio service fees	57,404	46,095	(19.7)	109,985
Net gain on trading	82,904	66,149	(20.2)	162,228
Interest and dividends	312,345	206,913	(33.8)	500,541
Loss on investments in equity securities	(43,158)	(10,419)	—	(55.860)
Gain from changes in equity of an affiliated company	—	—	—	3,504
PFG entities product sales	154,093	—	—	294,931
PFG entities rental income	64,853	—	—	177,053
Gain on sales of PFG entities	—	—	—	116,324
Gain (loss) on private equity investments	—	(2,892)	—	232,472
Other	38,347	9,718	(74.7)	68,965

Total revenue	774,385	430,253	(44.4)	1,825,399
Interest expense	313,545	146,838	(53.2)	504,048

Net revenue	460,840	283,415	(38.5)	1,321,351

Non-interest expenses:
Compensation and benefits	176,935	121,283	(31.5)	379,540
Commissions and floor brokerage	10,161	10,030	(1.3)	20,962
Information processing and communications	40,326	37,409	(7.2)	87,252
Occupancy and related depreciation	36,530	29,100	(20.3)	73,787
Business development expenses	13,950	13,677	(2.0)	26,652
PFG entities cost of goods sold	107,035	—	—	200,871
PFG entities expenses associated with rental income	33,284	—	—	111,529
Other	164,687	31,279	(81.0)	247,786

	582,908	242,778	(58.4)	1,148,379

Income (loss) before income taxes	(122,068)	40,637	—	172,972

Income tax expense (benefit):
Current	25,392	13,844	(45.5)	61,898
Deferred	(69,609)	5,522	—	(56,972)

	(44,217)	19,366	—	4,926

Income (loss) before cumulative effect of accounting change	(77,851)	21,271	—	168,046
Cumulative effect of accounting change	—	109,799	—	—

Net income (loss)	(¥77,851)	¥131,070	—	¥168,046

Per share of common stock:
	Yen		% Change	Yen
Basic-			%
Income (loss) before cumulative effect of accounting change	(¥39.66)	¥10.82	—	¥85.57
Cumulative effect of accounting change	—	55.86	—	—

Net income (loss)	(¥39.66)	¥66.68	—	¥85.57

Diluted-
Income (loss) before cumulative effect of accounting change	(¥39.66)	¥10.82	—	¥85.32
Cumulative effect of accounting change	—	55.86	—	—

Net income (loss)	(¥39.66)	¥66.68	—	¥85.32

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
(UNAUDITED)

1.    Description of Business:

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individuals, institutional and governmental customers on a global basis. Such services include equity and fixed income brokerage, trading, underwriting, distribution and clearance; trading of foreign exchange and futures contracts and other derivates in a broad range of asset categories, rates and indices; investment banking, real estate, project finance, private equity finance and other corporate finance advisory activities; international merchant banking and other principal investment activities; and asset management, private banking, trust and custody services.

2.    Basis of Financial Information:

The consolidated financial information includes the accounts of the Company, its majority-owned subsidiaries and other entities in which the Company has a controlling financial interest (collectively, referred to as “Nomura”). All material intercompany transactions have been eliminated in consolidation. The consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which requires management to make estimates regarding certain financial instrument valuation, the outcome of litigation, the recovery of the carrying value of certain assets, the allowance for loan loss reserves, the realization of deferred tax assets and other matters that affect the carrying value of reported assets and liabilities and the related disclosures. Estimates, by their nature are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial information and, it is possible that such adjustments could occur in the near term.

The financial information as of and for the year ended March 31, 2002 has been derived from the audited March 31, 2002 financial statement included in the Company’s annual report filed with the Securities and Exchange Commission of Form 20-F. The interim consolidated financial information as of September 30, 2002 and 2001 and for the six-month periods then ended is unaudited; however, in the opinion of management, such information includes all adjustments, consisting only of normal and recurring items, necessary for a fair presentation. Certain footnote disclosures, including the Nomura’s significant accounting policy, which are normally required under U.S.GAAP have been omitted, accordingly, the unaudited interim financial information should be read in conjunction with the audited consolidated financial statements included in the Company’s annual report. The nature of Nomura business is such that the results of operation for any interim period are not necessarily indicative of the results for the entire fiscal year.

3.    Change in Method of Accounting for Stock Options:

Effective April 1, 2002 Nomura changed its method of accounting for stock-based compensation plans. Nomura has adopted the fair-value-based method of accounting for company stock options as outlined in SFAS No. 123, “Accounting for Stock-Based Compensation”. Stock options awarded prior to April 1, 2002 will continue to be accounted for under the intrinsic value method of accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. The effect of this change in accounting was to increase compensation and benefits expense and decrease income before income taxes by ¥87 million ($715 thousand) for the six-months ended September 30, 2002.

4.    Cumulative Effect of Accounting Change:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment. In addition, negative goodwill that arises in a business combination must be written off immediately. Nomura adopted SFAS No. 142 effective April 1, 2002, which resulted in writing off negative goodwill arising from a previous business combination of ¥109,799 million ($901,914 thousand), net of taxes.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)
(UNAUDITED)

5.    New Accounting Pronouncements:

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires companies to recognize costs associated with the exit or disposal of activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 will replace the existing guidance provided in Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No.146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147 “Acquisition of Certain Financial Institutions”. This standard required the acquisitions of financial institutions to be accounted for under SFAS No. 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets” and removes the acquisition of financial institutions from the scope of SFAS No. 72 “Accounting for Certain Acquisitions of Banking or Thrift Institutions” and FASB Interpretation No. 9 “Applying APB Opinion No.16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method”.

The Company does not believe that the adoption of these two new standards will have a material effect on the Company’s consolidated financial information.

6.    Credit commitments and contingencies:

In the normal course of the companys’ banking and financing activities, we enter into contractual commitments to extend credit, standby letters of credit, underwriting commitments and issuance of financial guarantees, which generally have a fixed expiration date.

Contractual amounts of these commitments outstanding at September 30, 2002 and March 31, 2002 were as follows:

	Millions of yen
	September 30, 2002	March 31, 2002
Commitments to extend credit and note issuance facility	¥135,172	¥138,599
Standby letters of credit and financial guarantees	44,618	25,721

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)
(UNAUDITED)

7.    Segment Information-Operating segment:

Business segments’ results for the six months ended September 30, 2001, 2002, and for the year ended March 31, 2002, are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2001
Non-interest revenue	¥111,760	¥128,329	¥23,180	¥7,145	¥270,414
Net interest revenue	1,543	15,550	603	12,343	30,039

Net revenue	113,303	143,879	23,783	19,488	300,453
Non-interest expenses	107,211	96,978	16,715	140,265	361,169

Income (loss) before income taxes	¥6,092	¥46,901	¥7,068	(¥120,777)	(¥60,716)

Six months ended September 30, 2002
Non-interest revenue	¥122,573	¥97,645	¥20,138	¥2,956	¥243,312
Net interest revenue	1,204	47,510	(32)	11,393	60,075

Net revenue	123,777	145,155	20,106	14,349	303,387
Non-interest expenses	108,429	99,707	17,677	15,936	241,749

Income (loss) before income taxes	¥15,348	¥45,448	¥2,429	(¥1,587)	¥61,638

	Change (%)
Income (loss) before income taxes Six months ended September, 2002 vs. 2001	151.9	(3.1)	(65.6)	—	—

	Millions of yen
For the year ended March 31, 2002
Non-interest revenue	¥226,156	¥385,430	¥46,840	¥11,171	¥669,597
Net interest revenue	2,949	54,505	367	14,422	72,243

Net revenue	229,105	439,935	47,207	25,593	741,840
Non-interest expenses	208,621	248,657	37,031	168,990	663,299

Income (loss) before income taxes	¥20,484	¥191,278	¥10,176	(¥143,397)	¥78,541

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)
(UNAUDITED)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in “Other”.

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2001	September 30, 2002	March 31, 2002
Gain/(loss) on not designated hedging instruments	¥3,671	(¥1,753)	¥31,435
(Loss)/gain on investment securities	(1,949)	10,892	218
Equity in (losses)/earnings of affiliates	(8,608)	353	(9,551)
Corporate items	(17,818)	(678)	(41,730)
Amortization of goodwill and negative goodwill	6,487	—	13,316
Impairment loss on investment in an affiliated company	(92,441)	—	(92,441)
Multi-employer pension plan	(18,720)	—	(18,720)
Profit from changes in equity of an affiliated company	—	—	3,504
Others	8,601	(10,401)	(29,428)

Total	(¥120,777)	(¥1,587)	(¥143,397)

The table below presents a reconciliation of the combined segment information included in the table on previous page to reported net revenue and income before income taxes in the consolidated income statement information.

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2001	September 30, 2002	March 31, 2002
Net revenue	¥300,453	¥303,387	¥741,840
Unrealized loss on investments in equity securities held for relationship purpose	(44,968)	(21,675)	(60,177)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	205,355	1,703	639,688

Consolidated net revenue	¥460,840	¥283,415	¥1,321,351

Income before income taxes	(¥60,716)	¥61,638	¥78,541
Unrealized (loss) on investments in equity securities held for relationship purpose	(44,968)	(21,675)	(60,177)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	(16,384)	674	154,608

Consolidated income (loss) before income taxes	(¥122,068)	¥40,637	¥172,972

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION
(UNAUDITED)

“Commissions received” and “Net gain on trading” consist of the following.

Commissions received

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2001 (A)	September 30, 2002 (B)	(B) vs. (A)	March 31, 2002
Commissions	¥70,568	¥80,776	14.5	¥140,001

Brokerage Commissions	49,929	47,290	(5.3)	97,505
Commissions for Distribution of Investment Trust	12,500	18,004	44.0	26,728

Fees from Investment Banking	37,029	33,913	(8.4)	75,255

Underwriting and Distribution	29,482	25,611	(13.1)	61,010
M&A/Financial Advisory Fees	7,134	7,163	0.4	13,383
Asset Management and Portfolio Service Fees	57,404	46,095	(19.7)	109,985

Asset Management Fee	52,320	41,461	(20.8)	100,142
Total	¥165,001	¥160,784	(2.6)	¥325,241

Net gain on trading

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2001 (A)	September 30, 2002 (B)	(B) vs. (A)	March 31, 2002
Merchant Banking	(¥10,071)	(¥ 2,246)	—	(¥ 6,828)
Equity Trading	59,752	15,064	(74.8)	113,036
Fixed Income and Other Trading	33,223	53,331	60.5	56,020

Total	¥82,904	¥66,149	(20.2)	¥162,228

NOMURA HOLDINGS, INC.

UNCONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)
(Millions of yen)
September 30, 2002
ASSETS
Current Assets	508,817

Cash and time deposits	3,336
Short-term loans receivable	454,990
Deferred tax assets	19,705
Other current assets	31,316
Allowance for doubtful accounts	(531)

Fixed Assets	1,538,288

Tangible fixed assets	44,433
Intangible assets	60,572
Investments and others	1,433,281
Investment securities	161,179
Investments in subsidiaries and affiliates (at cost)	1,025,489
Long-term loans receivable	120,000
Long-term guarantee deposits	60,809
Deferred tax assets	48,483
Other investments	17,453
Allowance for doubtful accounts	(133)

TOTAL ASSETS	2,047,106

LIABILITIES
Current liabilities	204,860

Bond with maturity of less than one year	28,641
Payables to customers and others	158,294
Accrued income taxes	1
Other current liabilities	17,924

Long-term liabilities	432,747

Bonds payable	62,631
Long-term borrowings	369,500
Other long-term liabilities	616

TOTAL LIABILITIES	637,607

SHAREHOLDERS’ EQUITY
Common stock	182,799
Capital reserves	112,504
Additional paid-in capital	112,504
Earned surplus	1,089,019
Earned surplus reserve	81,858
Voluntary reserve	990,041
Unappropriated retained earnings	17,119
Net unrealized gain on investments	26,045
Treasury stock	(870)

TOTAL SHAREHOLDERS’ EQUITY	1,409,498

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,047,106

NOMURA HOLDINGS, INC.

UNCONSOLIDATED INCOME STATEMENT INFORMATION
(UNAUDITED)
(Millions of yen)
Six Months Ended September 30, 2002
Operating revenue	50,064
Property and equipment revenue	29,077
Rent revenue	15,101
Royalty on trademark	2,821
Others	2,806
Interest income	257

Operating expenses	44,948
Compensation and benefits	481
Rental and maintenance	16,558
Data processing and office supplies	10,791
Depreciation and amortization	11,479
Others	3,913
Interest expenses	1,724

Operating income	5,116

Non-operating income	2,659
Non-operating expenses	534

Ordinary income	7,240

Special profits	12,210
Special losses	934

Profit before income taxes	18,517

Income taxes—current	(19,579)

Income taxes—deferred	27,832

Net profit	10,264

Unappropriated retained earnings brought forward	6,855

Unappropriated retained earnings	17,119